

December 7, 2020

Byron C. Wiley
President
Wiley Area Development LLC
572 Breckenridge Way
Beavercreek, OH 45430

> **Re: Wiley Area Development LLC**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 1**
> **Filed November 20, 2020**
> **File No. 024-11010**

Dear Mr. Wiley:

We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Post-qualification Amendment No. 1 on Form 1-A filed November 20, 2020

Section F/S
Financial Statements, page 117

1.   We note the hyperlinks to your previously filed financial statements. However, Instruction III(c) to Form 1-A does not allow you to incorporate financial information. Please amend to include the appropriate financial statements and auditor consent.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Kendall Almerico